June 8, 2020

For Immediate Release

The Real Brokerage Inc.

(Formerly "ADL Ventures Inc.")

175 Bloor Street East

Suite 901 North Tower

Toronto, Ontario

M4W 3R8

THE REAL BROKERAGE INC. (FORMERLY, ADL VENTURES INC.) CLOSES

QUALIFYING TRANSACTION

Toronto, Ontario – June 8, 2020 – The Real Brokerage Inc. (formerly, ADL Ventures Inc.) (TSXV: AVI.P) ("TRB" or the “Company”), is pleased to announce that it has closed its previously announced Qualifying Transaction, as such term is defined under Policy 2.4 – Capital Pool Companies (the "Policy") of the TSX Venture Exchange (the "Exchange" or "TSXV"), consisting of the acquisition of all of the issued and outstanding securities of Real Technology Broker Ltd. ("Real"), a private company incorporated under the laws of Israel.

Real, is a technology driven national real estate brokerage platform primarily operating in the United States through a network of approximately 1,100 agents. Real has a unique operational model providing teams and agents freedom, flexibility, success tools, long term security and a sense of community to build their reputations and professional assets with the help of a leading edge digital platform built from the ground up for their success.

The Qualifying Transaction

As previously announced on March 12, 2020, the Company entered into a definitive Securities Exchange Agreement dated March 5, 2020 (the "SEA"). In connection with the Qualifying Transaction, TRB common shares (each a "TRB Share") were issued to holders of shares of Real on the basis of 1.0083 ADL Shares for every one common share of Real (the "Exchange Ratio"), giving effect to a deemed value of $0.25 per TRB Share. Outstanding stock options of Real were rolled over or exchanged at closing for stock options of the Company at the Exchange Ratio (the "Transaction").

On completion of the Transaction, the shareholders of Real hold approximately 92% of the issued and outstanding shares of TRB and previous shareholders of TRB own approximately 8.0% of the issued and outstanding shares of TRB on a non-diluted basis not including shares issuable on the ADL Private Placement (as defined below). Conditional approval from the TSXV with respect to the Qualifying Transaction was obtained on May 13, 2020. TRB filed a filing statement dated May 26, 2020 in connection with the transaction and is available under TRB’s profile at www.sedar.com.

Final acceptance of the Qualifying Transaction will occur upon the issuance of the Final Exchange Bulletin (the "Exchange Bulletin") by the TSXV. Subject to final acceptance by the TSXV, TRB will no longer be a capital pool company and will be classified as Tier 1 pursuant to the TSXV policies and its common shares ("TRB Shares") are expected to commence trading on the TSXV during the week of June 8, 2020 under the ticker symbol "REAX". TRB will issue a news release once the TSXV issues the Exchange Bulletin and will then advise of the expected listing date. TRB will continue on the business of Real.

Private Placement

Concurrently with the completion of the Transaction, the Company completed a private placement financing of approximately US$1,600,000 in subscription receipts (the "Subscription Receipts") at a price of US$0.0765 per Subscription Receipt (the "Private Placement"). The Subscription Receipts automatically exercised into TRB Shares upon completion of the Qualifying Transaction. The TRB Shares are subject to a six month hold period from the date of closing of the Private Placement comprised of a 4 month regulatory hold period plus an additional two month hold period based on contractual lock-up commitments of the subscribers.

Escrowed Securities

Pursuant to the terms of an escrow agreement among TRB, Computershare Investor Services Inc. (as escrow agent) and certain shareholders of TRB, TRB Shares will be placed in escrow, to be released in tranches over 18 months after the issuance of the Exchange Bulletin.

Directors and Officers

As a result of the closing of the Qualifying Transaction, the directors and officers of TRB are now:

Tamir Poleg	Chairman, Chief Executive Officer and Director
Gus Patel	Chief Financial Officer and Corporate Secretary
Lynda Radosevich	Chief Marketing Officer
Guy Gamzu	Director
Larry Klane	Director
Laurence Rose	Director

Legal Advisors

Gowling WLG (Canada) LLP and Meitar Law Offices were legal advisors to Real in Canada and Israel, respectively and Stikeman Elliott LLP were Canadian legal advisors to the Company in connection with the Qualifying Transaction.

Early Warning Disclosure Pursuant to National Instrument 62-103

In connection with the Qualifying Transaction, each of Cubit Investments Ltd. (“Cubit”) and Magma Venture Capital IV LP and Magma Venture Capital CEO Fund LP, (together, the “Magma Funds”) acquired ownership, control or direction over TRB Shares requiring disclosure pursuant to the early warning requirements of applicable securities laws. Cubit is a corporation incorporated under the laws of Israel and is owned and controlled by Guy Gamzu. Cubit’s head office address is 21 Tuval Street, Ramat Gan, Israel. The Magma Funds’ head office is 22 Rothschild Blvd. 25th Floor, Tel Aviv, 6688216 Israel and are limited partnerships formed under the laws of the Cayman Islands.

Prior to the completion of the Qualifying Transaction, Cubit had no ownership of, or exercised control or direction over, any voting or equity securities of the Company other than 1,307,189 subscription receipts automatically exercised into TRB Shares upon completion of the Qualifying Transaction. In connection with the Qualifying Transaction, Cubit, together with TRB Shares held personally by Guy Gamzu, acquired ownership of 17,920,830 TRB Shares (representing approximately 12.8% of the issued and outstanding TRB Shares on a non- diluted basis and 12.1% on a fully diluted basis).

Prior to the completion of the Qualifying Transaction, the Magma Funds. had no ownership of, or exercised control or direction over, any voting or equity securities of the Company other than 1,307,189 subscription receipts automatically exercised into TRB Shares upon completion of the Qualifying Transaction. In connection with the Qualifying Transaction, the Magma Funds collectively acquired ownership of an aggregate of 24,498,927 TRB Shares (representing approximately 17.5% of the issued and outstanding TRB Shares on a non- diluted basis and 16.5% on a fully diluted basis).

Each of Cubit and the Magma Funds: (i) acquired the TRB Shares in connection with the Qualifying Transaction; (ii) holds the TRB Shares for investment purposes; and (iii) does not have any current intentions to increase or decrease its beneficial ownership or control or direction over any additional securities of the Company. Each of Cubit and the Magma Funds may, from time to time and depending on market and other conditions, acquire additional TRB Shares through market transactions, private agreements, treasury issuances, convertible securities or otherwise, or may sell all or some portion of the TRB Shares they each own or control, or may continue to hold the TRB Shares.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Investors are cautioned that, except as disclosed in the filing statement prepared in connection with the Qualifying Transaction, any information released or received with respect to the Qualifying Transaction may not be accurate or complete and should not be relied upon.

The TSX Venture Exchange Inc. has neither approved nor disapproved the contents of this press release.

Contact Information

For more details, please contact:

The Real Brokerage Inc.

Tamir Poleg – Chairman, Chief Executive Officer and Director
tamir@joinreal.com

646-469-7107

Forward-Looking Information

This press release contains forward-looking information based on current expectations. Statements about the date of trading of the Company's common shares on the TSXV and final regulatory approvals, among others, are forward-looking information. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. The Company assumes no responsibility to update or revise forwardlooking information to reflect new events or circumstances unless required by law.